United States securities and exchange commission logo





                             March 29, 2022

       Shahira Wely
       Chief Executive Officer
       WidFit Inc.
       Jabotinsky Street 3
       Hod Hasharon 4530803
       Israel

                                                        Re: WidFit Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 9, 2022
                                                            File No. 333-263379

       Dear Ms. Wely:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please disclose that Shahira Wely, your Chief Executive Officer, controls 100% of the total voting power of
the company.

       Prospectus Summary
       Our Company, page 4

   2. Please disclose that there can be no assurances that your efforts to develop the proposed
                                                        Internet browser will
succeed or that you will be able to successfully market and generate revenues from the
proposed Internet browser, if developed.
 Shahira Wely
FirstName
WidFit Inc.LastName Shahira Wely
Comapany
March      NameWidFit Inc.
       29, 2022
March2 29, 2022 Page 2
Page
FirstName LastName
Risk Factors
We incur costs associated with SEC reporting compliance..., page 10

3. Please disclose that for as long as you remain an emerging growth company you will have the ability to include only two years of audited financial statements and only two years of
         related management   s discussion and analysis of financial condition
and results of
         operations disclosure. Also, disclose each of the conditions that will result in the
         Company losing EGC status.
Our insiders beneficially own..., page 12

4. Please revise this risk factor to clarify that Shahira Wely, your Chief Executive Officer, controls 100% of the total voting power of the company.
Use of Proceeds, page 14

5. You state that the minimum amount of proceeds needed in order to have an operating business and to meet your reporting requirements is $15,000 of which $8,000 is needed for browser development and $2,000 for marketing and promotion. However, based on your use of proceeds table, it appears that the minimum amount of proceeds needed in order to fund your browser development, marketing costs and reporting requirements is $30,000. Please revise or explain.
6. Please tell us why you refer to selling shareholders here and on page 17 when there does not appear to be a resale component to your offering. Please advise or revise.
Description of Business
Organization within the Last Five Years, page 19

7. Please revise to refer to the correct fiscal year end date of December 31 rather than June
         30th as currently disclosed. Also you refer here to your net loss for the period of inception on December 13, 2021 to December 31, 2022. Please revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 22

8. Please clarify why you refer to the minimum subscription level when this offering does not appear to have a minimum component. Also, clarify whether your statement that you can satisfy your cash requirements through December 31, 2022 relates to your cash requirements as a shell company or implementing your business plan. Liquidity and Capital Resources, page 23

9. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. Refer to Item
         303(b)(1) of Regulation S-K.
 Shahira Wely
WidFit Inc.
March 29, 2022
Page 3
Audited Financial Statements for the period from December 13, 2021 (inception) to December
31, 2021, page F-1

10.    Revise your Balance Sheet, Statement of Operations, Statement and
Stockholders    Equity
       and Statement of Cash Flows to remove the unaudited label from each header.
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

11. Please revise the notes to your financial statements to include a discussion of your revenue recognition policy under ASC 606, which became effective for annual reporting periods beginning after December 15, 2019 and interim reporting periods within annual reporting periods beginning after December 15, 2020. Refer to ASC 606-10-65-1.
Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm, page
23.2

12. Revise the consent of your independent registered public accounting firm to reference the correct balance sheet date of December 31, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at
(202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                             Sincerely,
FirstName LastName Shahira Wely
                                                             Division of
Corporation Finance
Comapany NameWidFit Inc.
                                                             Office of
Technology
March 29, 2022 Page 3
cc:       Thomas Puzzo
FirstName LastName